

Mail Stop 4631

September 3, 2009

Mr. Raj-Mohinder S. Gurm
Chief Financial Officer
P2 Solar, Inc.
Unit 204, 13569 – 76 Avenue
Surry, British Columbia, Canada
V3W 2W3

      RE: Form 8-K Item 4.01 filed August 5, 2009
             File No. 333-91190

Dear Mr. Gurm:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                               Sincerely,

                               Melinda Hooker
                               Staff Accountant